PRESS RELEASE

New Afton Feasibility Study Indicates Potential to Develop one of Canada’s Largest Underground Metals Mine and one of its Lowest Cost Gold Producers.

(All dollar amounts in US$ unless otherwise indicated)

April 2 2007, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the results of the Feasibility Study (“FS”) conducted on its 100%-owned New Afton Copper–Gold (Cu-Au) Project, located 10 kilometers west of Kamloops, British Columbia, Canada.

The key results of the FS are:

•

Potential to develop an underground block cave, Cu-Au mine, with maximum mining rate of 4 million tonnes per year (11,000 tonnes per day), which would be one of Canada’s largest underground metals mine (on a production basis).

•

Reserves containing almost 1 billion pounds of Cu, more than 1 million ounces of Au, and more than 3 million ounces of Silver (Ag).

•

Initial 12 year mine life.

•

Maximum annual Au production of more than 100,000 ounces, and averaging 82,000 ounces.1

•

Maximum annual Cu production of more than 87 million pounds, and averaging 78 million pounds.1

•

Potentially one of Canada’s lowest cost Au producers, with cash costs of negative $852 per ounce (net of Cu and Ag credits) 1,2

•

Cu cash costs of production of $0.58 per pound (net of Au and Ag credits). 1,2

•

Maximum pre-tax cash flow of more than $120 million per year, and averaging approximately $110 million.1,2

•

Initial Capital Expenditures of $268 million, and additional Life of Mine expenditures of $215 million.

•

Potential to start production in 2009

•

Pre-tax net present value, at discount rates of 0% and 5%, estimated at $614 million and $266 million, respectively.

1 Average of complete years (2012-2020) at full production rate (4 million tonnes per year)

2 3 Year (2 Jan 2004 – 1 Jan 2007) Trailing average LME spot prices – Cu $2.01; Au $487; Ag $8.54

In releasing the results of the FS, President and CEO, Chris Bradbrook stated, “The completion of the FS is a major milestone for New Gold.  It is the culmination of more than 2 years of work, which included the completion of the underground exploration decline, infill drilling, and the technical studies which formed the basis of the FS.  It marks the beginning of the next phase of development of the New Afton Project, as we endeavour to finance it, and bring into production one of Canada’s largest underground metals mine, and move New Gold towards a market revaluation from explorer to producer.  New Gold is continuing an active exploration program at the New Afton Project, and strongly believes there are opportunities to increase the resource base prior to the start of production, which could potentially provide additional flexibility, mine life and the opportunity to further optimize overall economics.

Many people have dedicated their time and effort towards the successful completion of this study, including everyone in the FS team (described below), our employees, directors, contractors, suppliers and the local and First Nations communities of Kamloops.  I would like to sincerely thank all of them for their work and assistance in this significant undertaking.  We look forward to seeing this mine develop for the mutual benefit of the town and all the communities of Kamloops, the Province of British Columbia and our shareholders.”

FEASIBILITY STUDY BACKGROUND

The FS was carried out by a team which included, and was coordinated by, Hatch Ltd. ("Hatch") which completed the processing and surface infrastructure engineering components of the study. Mine planning and reserves were completed by AMC Consultants Pty. Ltd. ("AMC"), and Scott Wilson Roscoe Postle Associates Inc. ("Scott Wilson RPA") completed the geology and resource sections. Environmental services and permitting were completed by Rescan Environmental Services Ltd. ("Rescan"). The Tailings disposal analysis was completed by Vector Engineering Inc. (“Vector”).  The groundwater modeling was carried out by Piteau Associates Engineering Ltd. (“Piteau”).  The purpose of the FS was to determine the potential for, and the technical and economic parameters of, developing the New Afton Project into a new bulk underground mining operation.

The New Afton FS was co-ordinated by Mr. John Shillabeer., P.Eng., of Hatch (who is a Qualified Person under National Instrument 43-101), and the technical content of this news release has been reviewed and approved by him.  A NI 43-101 compliant Technical Report (“The Technical Report”), summarizing the FS, will be filed on SEDAR as soon as possible.  It should be noted that the capital cost estimate, operating cost estimate, and economic analysis described in this press release are subject to important qualifications, assumptions and exclusions, all of which will be set out in the Technical Report.  To fully understand the cost estimates and economic analysis the Technical Report should be read in its entirety.

PROJECT SUMMARY

The New Afton Project is host to a Cu-Au porphyry, which is among the highest grade in the world of this deposit type.  It is the site of a former open pit Cu-Au operation (the Afton Mine) which operated from 1978 to 1987, producing approximately 500 million pounds of Cu, 500,000 ounces of Au, and 3 million ounces of Ag.  In 1999 New Gold acquired the mineral rights through staking.  An exploration program from 2000–2003 outlined an extensive body of high grade Cu-Au porphyry style mineralization, which a 2004 Scoping Study indicated had the potential to become a new underground mine.  A 2005 underground exploration program completed more than 2 kilometers of tunneling, which provided access to complete infill drilling and conduct geotechnical analysis.  The data gained from this work was used to undertake the FS, which commenced at the end of 2005.

The FS has confirmed that the New Afton Project is economically and technically feasible as an underground block cave mine.  Access will be by ramp from surface.  The initial construction period will be approximately 2 years in order to reach commercial production in the second half of 2009.  Upon start-up, production will be at an annualized rate of 1.6 million tonnes per year for 2 years.  During this time ore will be trucked to surface and processed on site to produce a concentrate, which will be transported by rail, either to smelters in Eastern Canada, or to Vancouver and then by ship to smelters in Asia.  Once the ramp-up period is complete the full production rate will be 4 million tonnes per year, making it one of Canada’s largest underground metals mines (based on ore production rate).  From that time onward, ore will be crushed underground before being transported to surface by conveyor.  For the entire mine life, tailings will be deposited in a new facility, constructed from cycloned tailings.  Water will be supplied initially from the Afton open pit, and thereafter from Kamloops Lake to the north.

The mine plan is based around 3 cave blocks (see attached Figure 1.).  Mining will commence from the central block (block 2), as this will allow time to remove water from, and stabilize accumulated rock debris at the bottom of, the Afton pit.  The eastern and western blocks 1 and 3 will be mined simultaneously.

In order to be in a position to expedite development, Cementation Canada Inc., who has been appointed as the underground mining contractor, is currently mobilizing to site, and is scheduled to commence underground work at the beginning of April.  In addition, the Company has commenced the process of ordering the longest lead-time item, which is the 11,000 tonne per day SAG Mill, by committing to the principal components by making required cash payments.

PROJECT ANALYSIS

The FS uses the 3-year trailing (2/1/04 to 1/1/07) average LME spot metal prices and exchange rates for the economic analysis, which are Cu US$2.01/lb; Au US$487/oz; and Ag US$8.54/oz, and a CDN:US$ exchange rate of 0.82 (and is based on constant dollars without escalation).

Table 1

Economic Summary

(All dollar amounts in US$)

Assumptions

Copper Price (US$/lb)[1]	$2.01
Gold Price (US$/oz) [1]	$487
Silver Price (US$/oz) [1]	$8.54
CDN$:US$ Exchange Rate[1]	0.82
Financial Results

Internal Rate of Return (pre-tax)	13.6%
Internal Rate of Return (after tax)	10.4%
NPV 0% discount (pre-tax)	$614 million
NPV 5% discount (pre-tax)	$266 million

Cash Flow

Average Annual (pre-tax) cash flow[2]	$108 million

1 3 year (2 Jan 2004 – 1 Jan 2007) trailing average LME spot prices

2 Average of complete years (2012 – 2020) at full production rate (4 million tonnes per year)

Table 2

Production Summary

(All dollar amounts in US$)

	Units	Amount
Mine Description

Mine Life	Years	12
Pre-Production Capital Cost	$millions	$268
Expansion and LOM Capital Cost	$millions	$215
Mine Production

Total Ore Tonnage Milled	Millions of Tonnes	44.4
Annual Mill Throughput[1]	Millions of Tonnes per Year	4.0
Daily Mill Throughput[1]	Tonnes per Day	11,000
Average Metal Production[1]		LOM[2]	Full Production[1]

Cu	Thousands of Pounds/year	70,000	78,000
Au	Ounces/year	74,000	82,000
Ag	Ounces/year	204,000	240,000
Maximum Metal Production

Cu	Thousands of Pounds/year	87,000
Au	Ounces/year	102,000
Ag	Ounces/year	324,000
Unit Operating Costs		LOM[2]	Full Production[1]

Mining	$/t	$4.21	$3.72
Processing	$/t	$3.55	$3.20
G&A	$/t	$0.89	$0.79
Utilities	$/t	$1.82	$1.72
Total	$/t	$10.47	$9.43

Cash Operating Costs[1]		LOM[2]	Full Production[1]

Cu3	$/pound	$0.64	$0.58
Au4	$/oz	(790)	($852)

1 Average of  complete years (2012 – 2020) at full production rate (4 million tonnes per year)

2  LOM = Life of Mine which  Includes First 2 years at 1.6 million tonnes per year

3 Net of precious metal credits.  4 Net of copper and silver credits

The results of the metals price sensitivity analyses are illustrated below.

Table 3

Metals Price Sensitivity1

(US$)

Cu US$/lb	Gold US$/oz Silver US$/oz	$450 $8.00	$500 $9.00	$525 $10.00	$550 $11.00	$600 $12.00	$650 $13.00	$700 $14.00
$1.50	NPV @ 0% NPV @ 5% IRR Cash Cost Au2 Cash Cost Cu3	$262 $47 6.8% $(417) $0.57	$307 $76 7.8% $(419) $0.52	$330 $90 8.3% $(422) $0.49	$354 $105 8.8% $(424) $0.46	$399 $134 9.7% $(427) $0.40	$444 $162 10.6% $(429) $0.35	$489 $191 11.5% $(432) $0.29
$1.75	NPV @ 0% NPV @ 5% IRR Cash Cost Au2 Cash Cost Cu3	$415 $142 10.0% $(595) $0.63	$460 $170 10.8% $(598) $0.58	$484 $185 11.3% $(600) $0.55	$507 $200 11.8% $(603) $0.52	$552 $229 12.6% $(605) $0.46	$597 $257 13.5% $(607) $0.40	$642 $286 14.3% $(610) $0.35
$2.00	NPV @ 0% NPV @ 5% IRR Cash Cost Au2 Cash Cost Cu3	$574 $241 12.9% $(781) $0.68	$619 $269 13.7% $(783) $0.63	$643 $284 14.1% $(785) $0.60	$666 $299 14.6% $(788) $0.57	$712 $327 15.3% $(790) $0.51	$757 $356 16.1% $(793) $0.46	$802 $384 16.9% $(795) $0.40
$2.50	NPV @ 0% NPV @ 5% IRR Cash Cost Au2 Cash Cost Cu3	$935 $464 18.6% $(1,200) $0.74	$980 $492 19.4% $(1,202) $0.68	$1,003 $507 19.7% $(1,205) $0.65	$1,027 $522 20.1% $(1,207) $0.62	$1,072 $551 20.7% $(1,210) $0.56	$1,117 $579 21.4% $(1,212) $0.51	$1,162 $608 22.0% $(1,215) $0.45
$3.00	NPV @ 0% NPV @ 5% IRR Cash Cost Au2 Cash Cost Cu3	$1,295 $687 23.6% $(1,619) $0.79	$1,340 $716 24.2% $(1,622) $0.73	$1,364 $731 24.5% $(1,624) $0.70	$1,387 $746 24.8% $(1,627) $0.67	$1,433 $774 25.4% $(1,629) $0.62	$1,478 $802 26.0% $(1,632) $0.56	$1,523 $831 26.6% $(1,634) $0.50

1 NPV’s and IRR’s all pre-tax.  All dollar amounts in US$

2 Life of Mine Net of Cu and Ag credits (US$/oz)

3 Life of Mine Net of Au and Ag credits (US$/oz)

MINERAL RESOURCE ESTIMATE

All Mineral Resources were estimated by Qualified Person (under National Instrument 43-101)  David Rennie of Scott Wilson RPA.  The Measured and Indicated resource, which was used as the basis for estimating the reserve, was released on September 21, 2006. This estimate was made by Ordinary Kriging, and used the information from drilling completed at the project since 2000.  This included 90 surface holes, totaling 42,450 metres (m), drilled during the period 2000 to 2003, and 65 underground holes, totaling 25,805m, completed from the exploration decline in 2005.  In estimating the resource, the following metal prices were used - Copper (Cu) US$1.20/lb; Gold (Au) US$450/oz; and Silver (Ag) US$5.25/oz.

Mineralization, in the Measured and Indicated categories, occurs over a length of approximately 1000m, to a depth of approximately 800m below surface, with the bulk of it contained within a Main Zone trending southwest, and which averages approximately 100m in width and 350m in height.  In places, the width and height of mineralization can reach in excess of, respectively, 150m and 500m.  Smaller amounts of mineralization are present in parallel lenses (“Hanging Wall Lenses”) to the south of the Hanging Wall Fault (see attached Figure 2).

This resource estimate has been constrained within mineralogical and geological boundaries.  Mineralization occurs within a structural corridor outlined by the well-defined Hanging Wall Fault (to the south), and the less well-defined Footwall Fault (to the north).  In places the Hanging Wall Fault truncates the mineralization.  The boundaries of the mineralization are generally clearly defined between the higher grades of the resource and distinctly lower grades of the surrounding rocks.  This lower grade enveloping mineralization was not included within the resource estimate, as it was considered unlikely that it would become economic at any currently reasonable metal price assumptions.  Three zones of mineralization were noted  – 1) Hypogene (primary mineralization), with chalcopyrite and lesser bornite being the dominant Cu-bearing minerals; 2) Mesogene, where chalcocite is the dominant Cu-bearing mineral with lesser chalcopyrite; and 3) Supergene, where native Cu, and minor chalcocite, is present.  Hypogene comprises approximately 52% of the total resource tonnage, Mesogene 39%, and Supergene 9%.

Table 4

Measured And Indicated Resource – Main Zone and Hanging Wall Lenses

Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
Measured Resource
$15	39,870,000	1.18	0.87	2.79	1,035	1.115	39.35
$10	43,250,000	1.12	0.83	2.68	1,065	1.154	37.26
Indicated Resource
$15	18,780,000	0.93	0.73	2.60	385	0.440	31.37
$10	22,410,000	0.84	0.66	2.42	415	0.476	28.34
Measured and Indicated Resource
$15	58,640,000	1.10	0.83	2.73	1,420	1.555	36.79
$10	65,660,000	1.02	0.77	2.59	1,480	1.630	34.22

*      -  Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a CDN$:US$ Exchange Rate of 0.88

Subsequently (on March 20, 2007) the Company released an Inferred resource for mineralization outlined vertically below the Main Zone resource described previously.  This mineralization is called the C Zone.  This Inferred resource was estimated from the results of 11 underground diamond drill holes and 1 surface hole.  The mineralization is all Hypogene, or primary, with chalcopyrite being the dominant Cu-bearing mineral.  The drill density was sufficient only to place the resource in the Inferred category.  Additional infill drilling will be required to increase the confidence level in the resource and upgrade it to the Indicated and/or Measured categories.

Table 5

C Zone Inferred Resource

At $1.20 Cu, $450 Au, and $5.25 Ag

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$15	6,590,000	1.10	0.97	1.75	160	0.206	39.41
$10	7,940,000	0.96	0.88	1.55	168	0.225	34.89

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag,

and a CDN$:US$ Exchange Rate of 0.88

The C Zone mineralization is contained within 2 separate blocks (east and west) which cover a combined total strike length of approximately 700 metres (m), and each of which has a maximum vertical extent of more than 300m.  The lower limit of the mineralization is constrained by available information, and it remains open at depth.  Additional drilling below the resource is required to determine the true extent of the C Zone.  The Company is currently assessing potential options to conduct this work.  Relative to the Main Zone, the C Zone has higher gold grades, but lower copper grades.

Of the 2 blocks, the western one is the more significant with greater widths and higher grades.  The eastern block is separated from the Main Zone, while the western block is, in places, contiguous with the Main Zone.

MINERAL RESERVE ESTIMATE

Reserves were estimated by Qualified Person (under National Instrument 43-101) Mike Thomas MAusIMM(CP) of AMC, and utilized the Measured and Indicated resource model described above.  The starting point for estimating the reserve was an analysis of the mineralization contained within the resource model (excluding the C Zone), which AMC broke down into the following components – East Block, West Block, and Pit Protection Pillar in the Main Zone, and the Hanging Wall Lenses - as illustrated in attached plan view of resource block model (Figure 2).  To this breakdown, AMC applied knowledge gained from all geotechnical data, in addition to geological interpretations of faults and other structures.  In estimating the reserves, the following metal prices were used - Copper (Cu) US$1.45/lb; and Gold (Au) US$475/oz.

As the Hanging Wall Lenses are lower grade, isolated from the Main Zone and would require separate underground infrastructure, they were not considered in the FS.  The Main Zone was split into the east and west blocks by an area of lower grade mineralization that was not included in the reserve.  A decision was made to leave a pillar under the west area of the pit (Pit Protection Pillar), as the mineralization was slightly lower grade than the bulk of the main zone and, because of its higher elevation, could not easily be recovered within the same block cave panel as the East Block (Block 1).  This pillar was not considered in the reserve estimation.

AMC determined that the Main Zone mineralization could be mined as three cave areas, Block 1 (B1) and Block 2 (B2), separated by a low-grade pillar would have the same cave base, whilst Block 3 (B3) would have its base at a lower elevation.

To enable a single cut-off parameter to be used when selecting the economic parts of the resource to be mined, AMC estimated the theoretical value (Value) received for concentrate produced from each tonne of resource, assuming that the concentrate is sold at the mine gate. All costs and losses incurred in the off-site transportation and processing of concentrate being the responsibility of the buyer.

The block caving method requires the orebody to be undercut enabling the ore to collapse and fragment (cave) into underlying drawpoints where it is extracted.  The shape and size of the area to be undercut (the footprint) was determined by comparing a nominated cost of establishing each drawpoint (CDN$300,000) with the total recoverable value of the overlying column of ore, after deducting mining, processing and all other site costs. The footprint was designed to encompass those drawpoints with a positive net value and, where necessary, a number of sub-economic drawpoints to ensure that the undercut area was large enough to cave, (determined by geotechnical investigations as being an area with a minimum span in any direction of approximately 95m).

As a result of establishing the most suitable block cave footprints, some areas of remnant mineralization remain beneath the cave outlines, and were, therefore, not included in the reserve.

To determine the heights of the caved ore columns, AMC used two separate simulation programs (Cave-Sim, and PC-BC). on the block model, analyzing individual columns with a base area of 13m x 13m. These programs model the progressive mixing of various mineralized and unmineralized materials within the cave as the orebody is mined.  Once the value of the ore being extracted from the drawpoint reached less than CDN$15 per tonne the programs determined the cave column had been drawn to its maximum economic height (at the metal prices used in the reserve calculation) and the drawpoint was closed.

The mineral reserve estimate is summarized below and results from mixing of measured and indicated resources with dilution from low-grade and barren material from within the cave outline and from the overlying material entering from above.  The reserve also takes account of mineralized material that would be uneconomic to recover at the metal prices used for the reserve estimation and would remain in the cave.  The net effect is a dilution of approximately 15% of the original mineral resource within the cave outlines.

Table 6

Mineral Reserve Estimate1

At $1.45 Cu, $475 Au, and $8.00 Ag

		Grade			Contained Metal
	Tonnes (millions)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)	Ag (m. oz)
Probable Ore Reserve	44.4	0.98	0.72	2.27	960	1.03	3.24

1 Estimated using a cut-off Value of CDN$15/t ore

Metal prices, metallurgical recoveries, transportation and treatment charges used in the estimation are shown in the tables 7 and 8.

Table 7

 Metallurgical Recoveries and Concentrate Grade Used to Estimate the Mineral Reserve

	Units	Hypogene	Mesogene	Supergene
Metallurgical Recovery Cu	%	92.7%	88.1%	79.5%
Metallurgical Recovery Au	%	89.0%	83.1%	68.8%
Concentrate Grade	Cu%	27.0%	27.6%	58.1%

Table 8

Metal Prices and Other Parameters Used to Estimate the Mineral Reserve

Parameter	Units	Value
Moisture Content	%	8.0%
Exchange Rate	CDN$ : US$	$0.88
Copper Price	US$/lb	$1.45
Gold Price	US$/oz	$475.00
Concentrate Transport	CAN$/t (wet)	$54.00
Concentrate Shipping	US$/t (wet)	$40.00
Concentrate Treatment	US$/t (wet)	$80.00
Cu Refining	US$/lb	$0.08
Payable Copper	%	96.6%
Payable Gold	%	97.1%
Copper Price Participation*	US cents/lb	2.5
Arsenic**	US$/dmt	$2.50
Mercury***	US$/dmt	$2.00

Notes:

The contribution to ore value from silver is small and has been excluded from the estimation process.
*Copper price participation = 10% above a threshold price of US1.20 per lb.
**Arsenic penalty= US $2.50 per dmt of concentrate for each 0.1% over 0.2%
***Mercury penalty = US $2.00 per dmt of concentrate for each 10 ppm over 10 ppm.

The Measured and Indicated Resources lying within the vertical projection of the footprint that are expected to cave are shown in Table 9. No inferred resources are included in the outline.

Table 9

Mineral Resources Contained Within the Vertical Projection of the Cave Footprint

Mineral Resource Category	Tonnes (millions)	Cu (%)	Gold (g/t)	Silver (g/t)
Measured	31.4	1.22	0.89	2.75
Indicated	8.9	0.83	0.73	2.50
Inferred	-	-	-	-
Total	40.2*	1.13	0.86	2.69

* Totals do not equal the sum of the components because of rounding adjustments

Although a large volume of mineralization encompassed by the projected footprint has a Measured Resource classification, a Probable Reserve classification has been assigned because of the uncertainty in predicting the material movement within the cave and the absence of any historical information to provide a reconciliation of actual versus forecast grades to provide more detailed guidance.  Also, a large quantity of indicated resource and unclassified material mixes with the measured resource within the cave. As it is not possible to mine the measured resource separately from this material, the effect is to lower the classification of the total reserve. This is not unusual practice when completing reserve estimates for block cave mines.

METALLURGY

The processing facilities have been designed to treat 4.0 million tonnes per year and recover copper, gold and silver values. A conventional crushing, grinding, gravity concentration and flotation circuit has been designed utilizing standard unit processes and equipment.  The process design criteria have been based on a combination of testwork results, experience from similar operations and industry practice.

A concentrate containing Cu, Au, and Ag will be produced on site at the New Afton Project.  The metallurgical characteristics of the various ore types (Supergene, Mesogene and Hypogene) are summarized in Table 10 below.

Penalty elements (Arsenic and Mercury) are associated with the Mesogene and Supergene mineralization which are located within the eastern block (#1).  The Hypogene ore of the central and western blocks (#’s 2 and 3) do not contain any meaningful quantities of these penalty elements.  The mine plan is designed to have Block 1 mined simultaneously with Block 3 such that the blend of the various ore types reduces the concentration of penalty elements.

With the FS now complete, the Company will engage in more detailed discussions with smelters in order to secure off-take arrangements for the concentrate.

Table 10

Metallurgical Characteristics of Ore Types

	Average LOM	Ore Type
		Hypogene	Mesogene	Supergene
Recoveries

Cu recovery (%)	87.4%	90.2%	86.6%	67.3%
Au recovery (%)	85.9%	88.9%	83.2%	68.7%
Ag recovery (%)	75.8%	76.5%	77.0%	63.8%
Concentrate Grade

Cu (%)	27.6%	27.4%	26.5%	58.1%
Moisture Content (%)	8.0%	8.0%	8.0%	8.0%

INFRASTRUCTURE

The surface infrastructure and facilities will be located in a relatively flat area to the west of the Afton open pit and will be connected by a 2 km road to an existing junction on the Trans-Canada Highway. There will be three major buildings and a number of smaller structures. Power will be supplied by a 300m connection to the BC Hydro 138 kV grid located to the north of the Trans-Canada Highway.

The mill will initially utilize water stored on site in the Afton and Pothook open pits, which will last approximately two years. Fresh water will initially be pumped from Kamloops Lake via an existing pump station and pipeline for potable use and then as process make up water once on-site sources are depleted.

Water and tailings management have been designed to achieve zero discharge from the site. The existing Afton pit and future cave provide a sink for groundwater run off and seepage collection.

PERMITTING

Earlier this year New Gold submitted the formal Mines Permit application.  The application was made under the Mines Act (BC), and is for the approval of both the Mine Plan and Reclamation Program. The Mines Act review and approval process is administered through the multi-agency South-Central Mine Development Review Committee ("SCMDRC") which is responsible for coordinating the permitting requirements of its member agencies. The application is currently being reviewed by these agencies. In addition, presentations have been made to the local First Nations, and to the public. At the conclusion of this review period, the SCMDRC will prepare a recommendation report which will be submitted to the Chief Inspector of Mines for a permit decision. Additional permits which are required as project construction moves forward will be applied for as necessary.

The permit application process is continuing well.  Currently, the Company is addressing the questions which have been put forward by various parties, including relevant government agencies.  In addition, the Government of B.C. is conducting its required consultations with the local First Nations communities (Kamloops Indian Band and Skeetchestn Indian Band).

CAPITAL COSTS

The capital costs for the development of the project can be broken down into three distinct phases as shown in Table 11: Pre-Production (approximately 24 months), Expansion to 4.0 mtpa production (approximately 24 months) and sustaining for the remainder of the mine  life.

Table 11

Capital Cost Components 2,3

US$ millions

	Pre-Production	Expansion	Sustaining	Total

Site development, and surface facilities	18	3	-	21
Mill	49	18	-	67
Electrical power	5	-	-	5
Tailings facility	5	8	-	13
Mining development	89	64	61	214
Mining equipment	29	4	8	41
Indirect costs, EPCM, owners costs.	44	25	-	69
Closure	-	-	9	9
Contingency	30	15		45
Total[1]	268	137	78	484

1 Total does not always equal sum of sub-totals due to rounding

2 Capital costs do not include $13 million (plus any applicable interest) to be paid to Teck to purchase surface rights, over and to north of potential mine site

3 Assumes constant dollars without escalation and using a $CDN:$US exchange rate of 0.82

MINERAL AND SURFACE TENURE

New Gold holds the mineral rights to an area totaling 903 hectares, which surrounds the New Afton mineralization as a Mining Lease (Tenure # 546063).  The lease is for a 30 year renewable term, and represents the most secure form of mineral tenure in British Columbia.  In addition, New Gold holds 100% of the mineral rights as mineral claims in an area totaling approximately 4,462 hectares immediately to the north of the mining lease.  Approximately 10 km to the southeast, the Company holds 100% of the mineral rights as mineral claims in the Ajax Property covering an area totaling approximately 6,078 hectares, which surrounds the past-producing Ajax open pit mine.

Earlier this year (January 9, 2007) New Gold announced it had signed a Letter of Intent (“LOI”) with Teck Cominco Limited (“Teck”) to acquire surface rights to more than 4,000 acres of land, encompassing the New Afton Project.  This land is located within the Company’s mining lease and mineral claims.  It encompasses all of the land south of the Trans-Canada Highway which covers the site for the proposed development of the New Afton Project into an underground mine.  Additionally, it includes a large area of land north of the Trans-Canada Highway to Kamloops Lake.  The majority of the land is fee simple, meaning that, upon completion of the acquisition, New Gold will own the land outright.  The remainder (which overlies the location of most of the surface facilities for the proposed New Afton mine development) is Crown land currently held by a Teck subsidiary as a grazing lease.  Upon completion of the acquisition, this leased land will be held by New Gold.

To complete this acquisition New Gold will pay Teck CDN$10 million upon closing, with an additional CDN$6 million to be paid (with applicable interest) any time within 2 years of closing.  Teck will also be granted a 2% Net Smelter Return over the New Afton Copper-Gold Project, which New Gold has the option to repurchase for CDN$12 million.  Completion of the transaction described in the LOI is subject to definitive documentation, receipt of any necessary regulatory approvals and customary conditions of closing.  New Gold and Teck have agreed to work towards this as expeditiously as possible.

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PROJECT FINANCING

On August 16, 2006, New Gold announced that Barclays Capital (“Barclays”) had been appointed as lead arranger for the debt portion of any project financing to develop the New Afton Project into a mine.  With the completion of the FS, the Company is now focused on exploring all avenues to secure the financing required to develop the project into a new underground mine, including continuing its discussions with Barclays.

QUALIFIED PERSONS

Qualified Persons (under National Instrument 43-101) were responsible for the overall content of the various components of the FS.  These are listed below (in alphabetical order), and have all read and approved this press release.

Monte Christie, P. E. of Vector Engineering Inc. – responsible for tailings management.

Andrew Holmes, P. Eng. of Piteau Associates Engineering Ltd. – responsible for groundwater modeling.

Ken Major,  P. Eng. of Hatch Ltd – responsible for the mineral processing.

David Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc. – responsible for geology and resource estimation.

Rolf Schmitt, P. Geo. of Rescan Environmental Services Ltd. – responsible for permitting and environmental.

John Shillabeer, P. Eng. of Hatch Ltd – responsible for the overall co-ordination and management of the FS.

Mike Struthers, C. Eng. MAusIMM, MIEAust, MISRM, of AMC Consultants Pty. Ltd. – responsible for underground geotechnical.

Mike Thomas, MAusIMM(CP) of AMC Consultants Pty. Ltd. – responsible for mining and reserve estimation.

OPPORTUNITIES

Potential opportunities which have the potential to improve the New Afton project economics include the following.  The Company will continue to examine ways in which the project can potentially be improved, optimized and increased in size.

C Zone Resource – conversion of the Inferred Resource through additional drilling to Measured and/or Indicated classification, which could add additional life, and/or operating flexibility to the operation.

Earlier Ramp Up to 4 Million Tonnes per Year (Mt/y) – the project schedule provides 2 years of lower mill throughput (1.6 Mt/y).  If cave initiation and and early operations are sufficiently successful, this ramp up period may be reduced which would bring forward the production rates and revenue associated with the 4 Mt/y levels.

Optimize Cave Draw Schedule – there is scope to further optimize the cave draw schedule to mine higher grade material earlier.

Addition of Sub-Level Caving – the resource narrows below the cave outline.  Extraction of these resources using sub-level caving after completion of the overlying block cave extraction may be possible, depending on metal price assumptions.

New Gold continues to be in a strong financial condition with a current cash position of approximately CDN$60 million and no debt.  The Company has only 24.0 million shares outstanding and 30.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured, Indicated  and Inferred Resources, and the use the terms “measured”,“indicated resources,” and “inferred”.  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce and does not recognize them.  “Inferred” resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of  an “Inferred” resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of “Inferred” resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or be economically or legally mineable.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.

Figure 1

Mine plan showing caving blocks

Figure 2

Plan view of Resource block model

Mine Grid
North
West Block
East Block
Pit Protection Pillar
Main Zone
Hangingwall
Lenses